EXHIBIT 99.1

Richard J. King   March 15, 2002
Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000

AMC Entertainment Completes Gulf States Theatres Acquisition

KANSAS CITY, Mo.—AMC Entertainment Inc. (AMC) (AMEX: AEN), one of the world's leading theatrical exhibition companies, announced today that it has completed its planned acquisition of the operations of Gulf States Theatres. AMC also announced that it has entered into lease agreements with Entertainment Properties Trust (NYSE: EPR) for the real estate assets underlying the Gulf States theatres.

The acquisition includes five megaplex theatres with 68 screens in the New Orleans area: Palace 20 in Elmwood, West Bank 16 in Harvey, Clearview 12 in Clearview, and ten-screen complexes in Hammond and Houma. All five of the complexes feature stadium seating and have been built since 1997.

"The Gulf States theatres are high-quality megaplexes with a number one position in one of the top markets in the country," said AMC chairman and chief executive officer Peter C. Brown. "They are a perfect fit with our industry-leading portfolio of high-performance theatres."

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 177 theatres with 2,839 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain, Sweden and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

Any forward-looking statements contained in this release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including among others the Company's ability to enter into various financing programs, the performance of films licensed by the Company, competition, construction delays, the ability to open or close theatres and screens as currently planned, political, social and economic conditions, demographic changes, increases in demand for real estate, changes in real estate, zoning and tax laws and unforeseen changes in operating requirements.